Filed Pursuant to Rule 433
Registration No. 333-161168
August 13, 2012
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 13, 2012)

Issuer:	Mississippi Power Company
Security:	Series 2012A 4.25% Senior Notes due March 15, 2042
Expected Ratings:*	Moody’s: A3 (Negative Outlook) Standard & Poor’s: A (Stable Outlook) Fitch: A (Negative Outlook)
Size:	$200,000,000 (Reopening of $250,000,000 of Series 2012A 4.25% Senior Notes due March 15, 2042 issued on March 9, 2012)
Public Offering Price:	104.826% plus accrued interest from March 9, 2012
Maturity Date:	March 15, 2042
Treasury Benchmark:	3.00% due May 15, 2042
US Treasury Yield:	2.721%
Spread to Treasury:	+125 basis points
Re-offer Yield:	3.971%
Make-Whole Call:	T+20 basis points
Coupon:	4.25%
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2012
Initial Interest Accrual Date:	March 9, 2012
Total Accrued Interest Payable to the Issuer:	$3,825,000 accrued from March 9, 2012 to but excluding August 21, 2012
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	605417BZ6 / US605417BZ68
Trade Date:	August 13, 2012
Expected Settlement Date:	August 21, 2012 (T+6)
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc.
Co-Managers:	Scotia Capital (USA) Inc. BNP Paribas Securities Corp. Guzman & Company The Williams Capital Group, L.P

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0791, Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.